February 15, 2006
By EDGAR and Facsimile (202) 942-9582
Securities and Exchange Commission
100 F Street N.E.
Mailstop 7010
Washington, D.C. 20549
Attention: Jason Wynn

Re:	Apollo Gold Corporation Form S-3 filed February 10, 2005 File No. 333-122693

Form S-3 Filed January 31, 2005 File No. 333-122433
Dear Mr. Wynn:
     On behalf of Apollo Gold Corporation (the “Company”), set forth below is the response of the Company to the comments received from the Staff of the Securities and Exchange Commission (the “Staff”) contained in the letter dated March 3, 2005 regarding the above-referenced filings. In connection herewith, the Company has filed by EDGAR Amendment No. 1 to the Form S-3 File No. 333-122693 and Amendment No. 1 to the Form S-3 File No. 333-122433.
     We have enclosed clean copies of each of Amendment No. 1 to Form S-3 File No. 333-122693 and Amendment No. 1 to Form S-3 File No. 333-122433 as well as copies marked to show changes from the original filings. For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence. Responses are numbered to reference the appropriate comment number. Page references appearing in the comment responses below refer to pages in the enclosed clean and marked copies, respectively. The clean and marked copies of each Amendment No. 1 to Form S-3 have been hand marked with the relevant comment number to indicate the location of the requested revisions.
Form S-3 filed February 10, 2005, File No. 333-122693
Selling Shareholder, pages 15-16
     Comment 1. Please provide a more thorough explanation of flow-through shares so that the average reader may better understand the nature of this security. For example,
•	Explain the material differences between flow-through shares and non-flow-through shares.

•	Clarify whether only certain types of investors qualify to purchase a flow-through share.

Jason Wynn
Securities and Exchange Commission
February 15, 2006

•	How does a holder of flow-through shares specifically utilize the benefit of the tax credit?

•	Is the tax credit freely transferable?

•	Do flow-through shares have a different trade designation than non-flow-through shares?
     In addition, to the extent that the status of a flow-through share of common stock is dependent on the eligibility of a specific investor to be able to hold a flow-through share as opposed to the share being a separate and distinct security from a non-flow-through share, please revise to clarify this distinction.
     Response 1. The requested disclosure has been provided on pages 13 through 14 of the registration statement.
FORM S-3 filed January 31, 2005, File No. 333-122433
     Selling Shareholder, page 19
     Comment 2. Please clarify the nature of the transactions underlying the shares being registered for resale. For instance, in the selling shareholder table, you indicate that the common shares registered for resale are explained in footnote 6, but there is no footnote 6. Also, it is unclear whether the shares being registered are from the Series B Financing completed on November 4, 2004, the Units Offering completed on January 7, 2005, or some combination of the two. We may have further comment.
     Response 2. The requested clarifications have been made on pages 19 through 20 of the registration statement.
     Comment 3. Further describe the securities to be resold and clearly delineate each set of warrants. Also, clarify whether the warrants are outstanding. We may have further comment.
     Response 3. As requested by the Staff, we have revised pages 13 through 20 of the registration statement to further describe the securities to be resold and each set of warrants. Conforming changes have been made throughout the document.
     Comment 4. It appears that the transactions you seek to register include resales of up to 1,540,183 shares that underlie warrants that are not outstanding and that will only become outstanding upon conversion of a “compensation option.” It is not appropriate to register those shares for resale at this time. Among other matters, the proposed transaction does not satisfy one of the “transaction requirements” of general instruction I.B of Form S-3. Requirement I.B.3 is not applicable to your proposed offering because the warrants are not outstanding. Further, requirement I.B.4 is not available because that requirement ‘ the registration of issuances upon exercises of warrants as opposed to resales. However, having commenced the offer of the shares underlying the warrants in an unregistered transaction, the issuance transaction must be completed without registration before the resale transaction may be registered. Please revise to eliminate the 1,540,183 shares underlying the not-yet-issued

Jason Wynn
Securities and Exchange Commission
February 15, 2006

warrants. Upon conversion of the “compensation option” and the issuance of those compensation warrants, you may register the shares underlying those warrants in a separate registration statement.
     Response 4. The requested revisions have been made on page 19. Conforming changes have been made through the document.
     Please call me at (303) 892-7356 if you would like to discuss these matters.

Very truly yours,
/s/Deborah Friedman

Deborah Friedman for Davis Graham & Stubbs LLP

DJF/dhb
Enclosures

cc:	David Russell, Apollo Gold Corporation Melvyn Williams, Apollo Gold Corporation Michael Hobart, Esq., Fogler, Rubinoff LLP Ilida Alvarez, Esq., Davis Graham & Stubbs LLP